UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Amendment No. 1 on Form 6-K/A (the "Amendment") is being furnished to replace Exhibit 99.1 solely to correct a typographical error from the version originally filed on June 24, 2020 (the "Prior Report"). Attached as Exhibit 99.1 is the corrected press release of the Company.

EXHIBIT INDEX

Exhibit	Title

99.1	CORRECTION - BrainsWay Reports First Quarter 2020 Financial Results and Operational Highlights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: June 24, 2020	/s/ Christopher R. von Jako, Ph.D
Christopher R. von Jako, Ph.D
President and Chief Executive Officer